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CGI reports fourth quarter and Fiscal 2025 results
Fourth quarter revenue up 9.7% year-over-year
Announces 13% increase to its dividend
Q4-F2025 performance highlights
•Revenue of $4.01 billion, up 9.7% year-over-year or 5.5% year-over-year in constant currency1;
•Earnings before income taxes of $516.2 million, down 12.9% year-over-year, for a margin1 of 12.9%;
•Adjusted earnings before interest and taxes1,2 of $667.4 million, up 11.2% year-over-year, for a margin1 of 16.6%;
•Net earnings of $381.4 million for a margin1 of 9.5%, and diluted EPS of $1.72, down 9.9% year-over-year;
•Adjusted net earnings1,2 of $471.7 million for a margin1 of 11.8%, and adjusted diluted EPS1,2 of $2.13, up 10.9% year-over-year;
•Cash provided by operating activities of $663.0 million, representing 16.5% of revenue1; and
•Bookings1 of $4.79 billion, for a book-to-bill ratio1 of 119.2%.

F2025 performance highlights
•Revenue of $15.91 billion, up 8.4% year-over-year or 4.6% year-over-year in constant currency1;
•Earnings before income taxes of $2,242.2 million, down 2.1% year-over-year, for a margin1 of 14.1%;
•Adjusted earnings before interest and taxes1,3 of $2,610.9 million, up 8.1% year-over-year, for a margin1 of 16.4%;
•Net earnings of $1,658.3 million, down 2.0% year-over-year, for a margin1 of 10.4%, and diluted EPS of $7.35, up 0.5% year-over-year;
•Adjusted net earnings1,3 of $1,871.5 million, up 6.0% year-over-year, or a margin1 of 11.8%, and adjusted diluted EPS1,3 of $8.30, up 8.9% year-over-year;
•Cash provided by operating activities of $2,234.2 million, representing 14.0% of revenue1;
•Bookings1 of $17.57 billion, for a book-to-bill ratio1 of 110.4%; and
•Backlog1 of $31.45 billion or 2.0x annual revenue.

Note: All figures in Canadian dollars. F2025 MD&A, audited consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
1 Constant currency revenue growth, adjusted earnings before interest and taxes, adjusted earnings before interest and taxes margin, adjusted net earnings, adjusted net earnings margin and adjusted diluted EPS are non-GAAP financial measures or ratios. Earnings before income taxes margin, net earnings margin, cash provided by operating activities as a percentage of revenue, bookings, book-to-bill ratio, and backlog are key performance measures. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS Accounting Standards) measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.
2 Q4-F2025 adjusted for $90.4 million of restructuring, acquisition and related integration costs, net of tax; Q4-F2024 adjusted for $3.2 million of restructuring, acquisition and related integration costs, net of tax.
3 F2025 adjusted for $213.2 million of restructuring, acquisition and related integration costs, net of tax; F2024 adjusted for $73.2 million of restructuring, acquisition and related integration costs, net of tax.

Montréal, Québec, November 5, 2025 – CGI (TSX : GIB.A) (NYSE : GIB)
Q4-F2025 results
“In the fourth quarter, CGI delivered revenue growth, strong cash generation and double-digit EPS expansion led by our AI-embedded managed services, M&A and our share buyback program,” said François Boulanger, President and Chief Executive Officer. “Clients continued to rely on CGI as a trusted transformation partner to improve productivity, reduce costs and achieve business outcomes. As such, book-to-bill reached 119% in the quarter.”
“Looking ahead, our teams continue to turn client ambition into action and results — using our financial strength, disciplined execution, AI and emerging technology expertise and proximity-based relationships to fuel future growth. Our pipeline reflects this positioning, with a nearly 30% increase in new opportunities.”
For the fourth quarter of Fiscal 2025, the Company reported revenue of $4.01 billion, representing a year-over-year growth of 9.7%. When excluding foreign currency variations, revenue grew by 5.5% year-over-year.
Earnings before income taxes were $516.2 million, down 12.9% year-over-year, for a margin of 12.9%, compared to 16.2% in the same period last year. Recorded in the period were acquisition and related integration costs of $22.8 million along with $98.8 million in restructuring costs. The previously announced restructuring program was completed in this quarter.
Adjusted earnings before interest and taxes1 was $667.4 million, up 11.2% year-over-year, for a margin of 16.6%, up 20 basis points compared to the same period last year.
Net earnings were $381.4 million, down 12.5% compared with the same period last year, for a margin of 9.5%, compared to 11.9% in the same period last year. Diluted earnings per share, as a result, were $1.72 compared to $1.91 last year, representing a decrease of 9.9%.
Adjusted net earnings1 were $471.7 million, up 7.4% compared with the same period last year, for a margin of 11.8%, down 20 basis points compared to the same period last year. On the same basis, diluted earnings per share increased by 10.9% to $2.13 from $1.92 for the same period last year.
Cash provided by operating activities was $663.0 million, representing 16.5% of revenue.
Bookings were $4.79 billion, representing a book-to-bill ratio of 119.2% or 110.4% on a trailing twelve-month basis.
As of September 30, 2025, the number of CGI consultants and professionals worldwide stood at approximately 94,000.
During the fourth quarter of Fiscal 2025, the Company invested $80.5 million back into its business, acquired businesses for an investment of $237.5 million net of cash acquired, and invested $490.8 million under its current Normal Course Issuer Bid to purchase and cancel Class A subordinate voting shares. In addition, CGI returned $33.3 million back to its shareholders through the payment of a dividend.
1 Q4-F2025 adjusted for $90.4 million of restructuring, acquisition and related integration costs, net of tax; Q4-F2024 adjusted for $3.2 million of restructuring, acquisition and related integration costs, net of tax.

F2025 results

The Company reported revenue of $15.91 billion, representing a year-over-year growth of 8.4%. When excluding foreign currency variations, revenue grew by 4.6% year-over-year.
Earnings before income taxes were $2,242.2 million, down 2.1% year-over-year, for a margin of 14.1%, compared to 15.6% in the same period last year. Recorded in the period were acquisition and related integration costs of $88.2 million along with $196.8 million in restructuring costs.
Adjusted earnings before interest and taxes2 was $2,610.9 million, up 8.1% year-over-year, for a margin of 16.4%, down 10 basis points compared to the same period last year.
Net earnings were $1,658.3 million, down 2.0% compared with the same period last year, for a margin of 10.4%, compared to 11.5% in the same period last year. Diluted earnings per share, as a result, were $7.35 compared to $7.31 last year, representing an increase of 0.5%.
Adjusted net earnings2 were $1,871.5 million, up 6.0% compared with the same period last year, for a margin of 11.8%, down 20 basis points compared to the same period last year. On the same basis, diluted earnings per share increased by 8.9% to $8.30 from $7.62 for the same period last year.
Cash provided by operating activities was $2.23 billion, representing 14.0% of revenue, representing an increase of 1.3% on a year-over-year basis.
As of September 30, 2025, the Company’s backlog reached $31.45 billion or 2.0x annual revenue.
During Fiscal 2025, the Company invested $368.4 million back into its business, acquired businesses for an investment of $1,830.0 million net of cash acquired, and invested $1,274.5 million under its previous and current Normal Course Issuer Bid to purchase and cancel Class A subordinate voting shares. In addition, CGI returned $135.1 million back to its shareholders through the payment of dividends.
As at September 30, 2025, long-term debt and lease liabilities, including both their current and long-term portions, were $4.33 billion, up from $3.31 billion at the same time last year, mainly driven by the issuance of senior unsecured notes for an amount of $923.9 million. As of the same date, net debt3 stood at $3.45 billion, up from $1.82 billion at the same time last year. The net debt-to-capitalization ratio3 was 25.1% at the end of September 2025, compared to 16.2% last year.

2 F2025 adjusted for $213.2 million of restructuring, acquisition and related integration costs, net of tax; F2024 adjusted for $73.2 million of restructuring, acquisition and related integration costs, net of tax.
3 Net debt and net debt-to-capitalization ratio are non-GAAP financial measures or ratios.

Financial highlights	Q4-F2025	Q4-F2024	F2025	F2024
In millions of Canadian dollars except earnings per share and where noted
Revenue	4,013.8	3,660.4	15,912.7	14,676.2
Year-over-year revenue growth	9.7%	4.4%	8.4%	2.7%
Constant currency revenue growth	5.5%	2.0%	4.6%	0.9%
Earnings before income taxes	516.2	592.4	2,242.2	2,291.0
Margin %	12.9%	16.2%	14.1%	15.6%
Adjusted earnings before interest and taxes[1]	667.4	600.2	2,610.9	2,415.8
Margin %	16.6%	16.4%	16.4%	16.5%
Net earnings	381.4	435.9	1,658.3	1,692.7
Margin %	9.5%	11.9%	10.4%	11.5%
Adjusted net earnings[1]	471.7	439.1	1,871.5	1,765.9
Margin %	11.8%	12.0%	11.8%	12.0%
Diluted EPS	1.72	1.91	7.35	7.31
Adjusted diluted EPS[1]	2.13	1.92	8.30	7.62
Weighted average number of outstanding shares (diluted) In millions of shares	221.9	228.8	225.5	231.7
Net finance costs	29.6	4.4	83.7	27.9
Cash and cash equivalents	864.2	1,461.1	864.2	1,461.1
Long-term debt and lease liabilities[2]	4,331.3	3,308.4	4,331.3	3,308.4
Net debt[3]	3,451.4	1,819.8	3,451.4	1,819.8
Net debt to capitalization ratio[3]	25.1%	16.2%	25.1%	16.2%
Cash provided by operating activities	663.0	629.1	2,234.2	2,205.0
As a percentage of revenue	16.5%	17.2%	14.0%	15.0%
Days sales outstanding (DSO)[3]	45	41	45	41
Purchase for cancellation of Class A subordinate voting shares and related tax	490.8	49.4	1,274.5	934.8
Return on invested capital (ROIC)[3]	13.6%	16.0%	13.6%	16.0%
Bookings	4,786	3,823	17,572	16,044
Backlog	31,451	28,724	31,451	28,724
1,2 3
To access the financial statements – click here
To access the MD&A – click here

1 Q4-F2025 adjusted for $90.4 million of restructuring, acquisition and related integration costs, net of tax; Q4-F2024 adjusted for $3.2 million of restructuring, acquisition and related integration costs, net of tax. F2025 adjusted for $213.2 million of restructuring, acquisition and related integration costs, net of tax; F2024 adjusted for $73.2 million of restructuring, acquisition and related integration costs, net of tax
2 Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.
3 ROIC is a non-GAAP financial measure. DSO is a key performance measure. See "Non-GAAP and other key performance measures" section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS Accounting Standards) measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.

Declaration of Dividend

On November 4, 2025, our Board of Directors approved a quarterly cash dividend of $0.17 per share, a 13% increase. This dividend is payable to holders of Class A subordinate voting shares and Class B shares (multiple voting) on December 19, 2025 to shareholders of record as of the close of business on November 21, 2025. The dividend is designated as an ‘eligible dividend’ for Canadian tax purposes.

Q4-F2025 results conference call

Management will host a conference call this morning at 9:00 a.m. (EDT) to discuss results. Participants may access the call by dialing +1-800-717-1738 Conference ID: 14123 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors. Interested parties may also access a replay of the call by dialing +1-888-660-6264 Passcode: 14123, until December 5, 2025.
About CGI
Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 94,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2025 reported revenue is $15.91 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.
Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues, inflation, tariffs and/or trade wars) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, legal and operational risks inherent in contracting with government clients, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI's annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI's annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI's annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Investors
Kevin Linder
Senior Vice-President, Investor Relations
kevin.linder@cgi.com
+1 905-973-8363

Media
Andrée-Anne Pelletier, APR, PRP
Manager, Global Media and Public Relations
an.pelletier@cgi.com
+1 438-468-9118

Non-GAAP and other key performance measures

Non-GAAP financial measures and ratios used in this press release: Constant currency revenue growth, adjusted earnings before interest and taxes, adjusted earnings before interest and taxes margin, adjusted net earnings, adjusted net earnings margin, adjusted diluted EPS, net debt, net debt to capitalization ratio, and return on invested capital (ROIC). CGI reports its financial results in accordance with IFRS Accounting Standards. However, management believes that these non-GAAP measures provide useful information to investors regarding the company's financial condition and results of operations as they provide additional measures of its performance. These measures do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards. Key performance measures used in this press release: cash provided by operating activities as a percentage of revenue, bookings, book-to-bill ratio, backlog, days sales outstanding (DSO), earnings before income taxes margin, and net earnings margin.

Below are reconciliations to the most comparable IFRS Accounting Standards financial measures and ratios, as applicable.

The descriptions of these non-GAAP measures and ratios and other key performance measures can be found on pages 3, 4, 5 and 6 of our F2025 MD&A which is posted on CGI's website, and filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Q4-F2025

Reconciliation between constant currency revenue growth and growth.

	For the three months ended September 30,
	2025	2024	%
In thousands of CAD except for percentages
Total CGI revenue	4,013,837	3,660,391	9.7%
Constant currency revenue growth	5.5%
Foreign currency impact	4.2%
Variation over previous period	9.7%

Reconciliation between earnings before income taxes and adjusted earnings before interest and taxes.

	For the three months ended September 30,
	2025	% of revenue	2024	% of revenue
In thousands of CAD except for percentage and shares data
Earnings before income taxes	516,241	12.9%	592,412	16.2%
Plus the following items:
Restructuring, acquisition and related integration costs	121,560	3.0%	3,443	0.1%
Restructuring	98,796	2.5%	—	—%
Cost Optimization Program	—	—%	—	—%
Acquisition and related integration costs	22,764	0.6%	3,443	0.1%
Net finance costs	29,588	0.7%	4,394	0.1%
Adjusted earnings before interest and taxes	667,389	16.6%	600,249	16.4%

Adjusted Net Earnings and Earnings per Share

	For the three months ended September 30,
	2025	2024	Change
In thousands of CAD except for percentage and shares data
Earnings before income taxes	516,241	592,412	(12.9%)
Add back:
Restructuring, acquisition and related integration costs	121,560	3,443
Restructuring	98,796	—
Cost Optimization Program	—	—
Acquisition and related integration costs	22,764	3,443
Adjusted earnings before income taxes	637,801	595,855	7.0%
Income tax expense	134,885	156,489	(13.8%)
Effective tax rate	26.1%	26.4%
Add back:
Tax deduction on restructuring, acquisition and related integration costs	31,199	279
Impact on effective tax rate	(0.1%)	(0.1%)
Tax deduction on restructuring	27,175	—
Impact on effective tax rate	0.2%	—%
Tax deduction on Cost Optimization Program	—	—
Impact on effective tax rate	—%	—%
Tax deduction on acquisition and related integration costs	4,024	279
Impact on effective tax rate	(0.3%)	(0.1%)
Adjusted income tax expense	166,084	156,768	5.9%
Adjusted effective tax rate	26.0%	26.3%
Adjusted net earnings	471,717	439,087	7.4%
Adjusted net earnings margin	11.8%	12.0%
Weighted average number of shares outstanding
Class A subordinate voting shares and Class B shares (multiple voting) (basic)	219,550,663	225,247,324	(2.5%)
Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	221,916,475	228,777,092	(3.0%)
Adjusted earnings per share (in dollars)
Basic	2.15	1.95	10.3%
Diluted	2.13	1.92	10.9%

F2025

Reconciliation between constant currency revenue growth and growth.

	For the years ended September 30,
	2025	2024	%
In thousands of CAD except for percentages
Total CGI revenue	15,912,673	14,676,152	8.4%
Constant currency revenue growth	4.6%
Foreign currency impact	3.8%
Variation over previous period	8.4%

Reconciliation between earnings before income taxes and adjusted earnings before interest and taxes.

	For the years ended September 30,
	2025	% of revenue	2024	% of revenue
In thousands of CAD except for percentage and shares data
Earnings before income taxes	2,242,190	14.1%	2,290,951	15.6%
Plus the following items:
Restructuring, acquisition and related integration costs	285,031	1.8%	96,929	0.7%
Restructuring	196,796	1.2%	—	—%
Cost Optimization Program	—	—%	91,063	0.6%
Acquisition and related integration costs	88,235	0.6%	5,866	—%
Net finance costs	83,692	0.5%	27,889	0.2%
Adjusted earnings before interest and taxes	2,610,913	16.4%	2,415,769	16.5%

Adjusted Net Earnings and Earnings per Share

	For the years ended September 30,
	2025	2024	Change
In thousands of CAD except for percentage and shares data
Earnings before income taxes	2,242,190	2,290,951	(2.1%)
Add back:
Restructuring, acquisition and related integration costs	285,031	96,929
Restructuring	196,796	—
Cost Optimization Program	—	91,063
Acquisition and related integration costs	88,235	5,866
Adjusted earnings before income taxes	2,527,221	2,387,880	5.8%
Income tax expense	583,905	598,236	(2.4%)
Effective tax rate	26.0%	26.1%
Add back:
Tax deduction on restructuring, acquisition and related integration costs	71,819	23,719
Impact on effective tax rate	(0.1%)	(0.1%)
Tax deduction on restructuring	53,916	—
Impact on effective tax rate	0.1%	—%
Tax deduction on Cost Optimization Program	—	22,956
Impact on effective tax rate	—%	—%
Tax deduction on acquisition and related integration costs	17,903	763
Impact on effective tax rate	(0.2%)	—%
Adjusted income tax expense	655,724	621,955	5.4%
Adjusted effective tax rate	25.9%	26.0%
Adjusted net earnings	1,871,497	1,765,925	6.0%
Adjusted net earnings margin	11.8%	12.0%
Weighted average number of shares outstanding
Class A subordinate voting shares and Class B shares (multiple voting) (basic)	222,693,319	228,074,108	(2.4%)
Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	225,489,344	231,672,861	(2.7%)
Adjusted earnings per share (in dollars)
Basic	8.40	7.74	8.5%
Diluted	8.30	7.62	8.9%

Reconciliation between long-term debt and lease liabilities and net debt

As at September 30,	2025	2024
In thousands of CAD except for percentages
Reconciliation between long-term debt and lease liabilities[1] and net debt:
Long-term debt and lease liabilities[1]	4,331,319	3,308,403
Minus the following items:
Cash and cash equivalents	864,209	1,461,145
Short-term investments	3,675	3,279
Long-term investments	27,687	24,209
Fair value of foreign currency derivative financial instruments related to debt	(15,620)	—
Net debt	3,451,368	1,819,770
Net debt to capitalization ratio	25.1%	16.2%
Return on invested capital	13.6%	16.0%
Days sales outstanding	45	41
1    As at September 30, 2025, long-term debt and lease liabilities were $3,637.8 million ($2,688.3 million as at September 30, 2024) and $693.5 million ($620.1 million as at September 30, 2024), respectively, including their current portions.